Exhibit 99.4

Certain statements made in this document are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this document contains forward-looking statements pertaining to SMART’s plans and expectations for fiscal 2015, the expectation that our results will be challenging in fiscal year 2015 as our new products are developed and introduced, lucrative profit pools that have promise for the future, the ability of new technologies and products to lay the foundation for future growth opportunities, our ability to execute well and focus on creating shareholder value, the transition of customers from IWBs to IFPs, our ability to collect higher-margin recurring revenue from SMART amp and Notebook Advantage, our ability to grow the deployment of SMART Room System for Microsoft Lync, the ability of SMART kapp to enable instant capture and transfer of ideas, converting them to pdf’s and sending them to anyone, anywhere, anytime, the ability of our reshaped executive team to continue to effectively lead the company, the decline of our Education business, the effectiveness of our efforts to target SMART Meeting Pro in the Architecture, Engineering and Construction (AEC) industry and our ability to create a solution that is tailored for AEC, the ability of SMART Notebook to ensure customers have access to technical support and to the latest upgrades and updates, our ability to develop new technologies, products, markets and customers, and our belief that the progress made in fiscal year 2014 has laid many of the core building blocks for the successful execution of our strategy.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form (AIF) and in our Management’s Discussion and Analysis (MD&A) for the fiscal year ended March 31, 2014, both of which form part of our Annual Report on Form 40-F for the fiscal year ended March 31, 2014 and can be located on the SEDAR website at www.sedar.com or on the EDGAR section of the SEC’s website at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this document are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

To our Shareholders,

In SMART’s 2014 fiscal year, we made progress in executing key aspects of our strategy1. However, we are still facing headwinds as the largest part of our business, the sale of interactive displays to the Education market, remains in decline. Customers have also begun transitioning away from the more profitable interactive whiteboards (IWBs) to lower gross margin interactive flat panels (IFPs). Education budgets, while improving, are generally being focused on upgrading Wi-Fi infrastructure and equipping students with personal devices. We therefore have much work to do to stabilize overall revenues in order to continue to finance the new and potentially more profitable growth initiatives which will diversify our business.

In fiscal 2014 we made progress establishing SMART as a modern and efficient technology company, while pointing it towards more lucrative profit pools. We delivered significant innovation in the way of new technologies and products that not only generated more than $200 million of sales, but also laid the foundation for future growth opportunities. We also improved our capital structure, reduced the level of our debt, and made inroads in transforming our corporate culture to one of accountability, innovation and customer centricity that executes well and focuses on creating shareholder value.

The need to transform SMART has been driven by the changing technological needs of our primary market, K-12 classrooms. The transition away from traditional IWBs to IFPs for front-of-classroom displays in schools has created demand for new IFPs designed specifically for the rigors of the K-12 classroom. As well, tablets, laptops and smartphones are being used to supplement large format displays, making collaboration and content on all displays a high priority for schools. As a result, we have developed new industrial-grade IFP’s and software to facilitate better content sharing on student and teacher devices and allow those devices to work together seamlessly.

Specifically, in fiscal year 2014 we designed and launched our E70 product, our first IFP designed explicitly for the education market. As well, we developed our recently announced SMART Board 6065, a next-generation 65-inch IFP for education. We also created SMART amp™, a brand-new software product that is the glue that brings the collaborative classroom together. SMART amp allows all disparate devices in the classroom to work together in a very simple, cost-effective way. This cloud-based software-as-a-service facilitates collaborative learning, regardless of device, operating system or location. In addition, we further developed SMART Notebook™, the market-leading education-specific software package for front-of-room displays, around which many school districts have built their entire curriculum. SMART Notebook software functions on both SMART and non-SMART devices, and SMART’s Notebook Advantage™ licensing program ensures that customers have access to technical support and the latest upgrades and updates, including Notebook 14, with significantly expanded capabilities and functionality that creates an improved teaching and learning experience. SMART amp and Notebook Advantage both launched in April 2014, so the higher-margin recurring revenue from these products will begin to appear in fiscal year 2015.

We also made progress in our enterprise business, driving growth that partially offset the revenue decline in education. We are partnering with Microsoft® to grow sales of our SMART Room System™ for Microsoft Lync®, an all-in-one out-of-the-box solution that enables the start of a complex video conference meeting in seconds with a simple touch of a button. Full two-way data collaboration allows all participants, local and remote, to contribute equally to the meeting, and multiple video streams allow remote participants to be seen as present in the room.

As well, we are targeting specific industry verticals with solutions built on SMART Meeting Pro™, our Enterprise software platform. We prioritized the design-intensive

1

Architecture, Engineering and Construction (AEC) industry and integrated our software with AEC design applications to create a solution tailored for AEC.

Finally, in fiscal year 2014 we began developing an exciting new product, our SMART kapp™ digital capture board. SMART kapp enables the instant capture and transfer of ideas, converting them to pdf’s and sending them to anyone, anywhere, anytime. SMART kapp is the dry-erase board of the 21st century.

These initiatives have been led by a new and revitalized senior management team that is a mix of new members with plenty of technology industry experience as well as SMART veterans.

Despite significant progress in fiscal year 2014, SMART is still in the process of turnaround. Our Education business, which produced almost 80% of our core revenue in fiscal 2014, remains in decline. SMART’s transition not only involves stabilizing our Education business and building an entirely new Enterprise business, but also requires developing new technologies, products and markets, all of which are at early phases of introduction or execution. As a result, fiscal year 2015 looks to be challenging as our new products are developed and introduced.

In fiscal year 2014, we maintained our global leading brand in Education, achieved year-over-year growth in our Enterprise business, and launched a number of new innovative products, some of which have the capability to deliver recurring software revenues for years to come. At the same time, we ran the company on a 25% lower cost base than the previous year. However, I will reiterate that we are still facing headwinds in our turnaround, despite the hard work of our people and the significant progress made in fiscal year 2014. We have laid many of the core building blocks for the successful execution of our strategy but we still have work to do in fiscal year 2015 to achieve true stabilization.

Thank you for your continuing support,

Neil Gaydon

President and Chief Executive Officer

Note: (1)	An update of SMART’s 3-year strategic plan was presented in May 2014. The related presentation can be found on SMART’s investor website at http://investor.smarttech.com/events.cfm.

2

Corporate Information

Executive Officers

Neil Gaydon

President and Chief Executive Officer1,2

Warren Barkley

Chief Technology Officer1,2

Kelly Schmitt

Vice President, Finance and Chief Financial Officer1,2

Jeff Losch

Vice President, Legal and General Counsel1,2

Greg Estell

President, Education2

Scott Brown

President, Enterprise2

Leslie Dance

Vice President, Marketing2

Pam Ramotowski

Vice President, People Services2

Nicholas Svensson

Vice President, Operations2

Board of Directors

Michael J. Mueller

Chairman3,4,5

Neil Gaydon

President and Chief Executive Officer1,2

Robert C. Hagerty3,4,5

Corporate Director

Gary Hughes

Senior Advisor, Apax Partners

lan McKinnon3,4,5

Corporate Director

Corporate Website

smarttech.com

Annual Meeting of Shareholders

Thursday, August 7, 2014, 11:00 a.m. MT

SMART Technologies Corporate Office

3636 Research Road NW

Calgary, Alberta T2L 1Y1 Canada

Shareholder Inquiries

Investor Relations

1.877.320.2241

ir@smarttech.com

investor.smarttech.com

Stock Exchange Listings

NASDAQ Global Select Market Symbol: SMT

Toronto Stock Exchange Symbol: SMA

Independent Auditor

KPMG LLP

Suite 2700, Bow Valley Square II

205, 5th Avenue SW

Calgary, Alberta T2P 489 Canada

1.403.691.8000

Transfer Agent

Computershare Trust Company N.A.

350 Indiana Street, Suite 750

Golden, Colorado 80401 USA

1.800.736.3001

1.781.575.3100

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1 Canada

1.416.263.9200

Corporate Office

SMART Technologies Inc.

3636 Research Road NW

Calgary, Alberta T2L 1Y1 Canada

1.403.245.0333

[1]         Position held within SMART Technologies Inc.

[2]          Position held within SMART Technologies ULC, the
  company’s major operating subsidiary

[3]          Member of Audit Committee

[4]          Member of Compensation Committee

[5]          Member of Corporate Governance and Nominating
  Committee

©2014 SMART Technologies. All rights reserved. SMART Board, LightRaise, SMART Table, SMART Podium, SMART Notebook, SMART Room System, SMART Document Camera, SMART Sync, Bridgit, SMART Exchange, SMART Meeting Pro, SMART Response, smarttech, the SMART logo and all SMART taglines are trademarks or registered trademarks of SMART Technologies Inc. in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.